Exhibit 99.1

TowerJazz Presents Record Revenues in 2011 with
20% Growth Year-over-Year

Signed MOU to Build 300mm Fab in India with Top Tier Infrastructure
Company and Leading Technology Provider

MIGDAL HAEMEK, Israel – February 16, 2012 – TowerJazz, the global specialty foundry leader, today announced financial results for the fourth quarter and full year ended December 31, 2011.

Full Year and Fourth Quarter Highlights

•	Record full year revenues at $611 million, up 20% over revenues of 2010 and well ahead of the industry’s growth;

•	Further cements TowerJazz’s position as the #1 specialty foundry by substantial increase in revenue and market lead, as compared to other specialty foundries;

•	Record $187 million EBITDA for 2011, reflecting 31% EBITDA margins;

•	Maintained 33% and 23% non-GAAP gross and operating margins, respectively, for the fourth quarter of 2011;

•	Reduced debt from $482 million as of December 31, 2010 to $350 million as of the end of 2011, through bonds redemption and bonds and bank debt payment, resulting in a 1.7X net debt/ EBITDA ratio;

•	$101 million in end of year cash with positive operating cash generation of $108 million in 2011;

•	$175 million in year-end shareholders’ equity versus $118 million as of the end of 2010.

New Initiative
TowerJazz announces signing a binding MOU with a leading Indian infrastructure conglomerate, to build and operate a 300mm facility in India. This will enable the company a roadmap to long term 300mm wafer size, 90nm analog technology and companion chips in deep submicron technologies (65-45nm). The Company presented to empowered government committee as 3-way consortia with a leading Indian infrastructure conglomerate, TowerJazz and a worldwide leading technology provider. The Company believes that we are in the best position, as (1) the consortia is very strong and (2) TowerJazz has an impeccable reputation in India based on a previous successful government fab project win and execution. However, the Company cannot predict the outcome of government selection, and hence neither has nor can give assurance it will win this bid.

CEO and Chairman Perspective
Russell Ellwanger, Chief Executive Officer, commented: “From both strategic and business standpoints, 2011 was a very strong year in performance and a catalyst for the future. Fueled by a long term business relationship with a new customer, Micron Technologies, we were able to achieve 20% year over year growth, multiples above our peer group. In addition, we doubled our wafer capacity as compared to 2010, in a most cost effective manner. Driven by performance and an ability to provide capacity commitments, we have strong engagements with market leaders in all of our business segments. We are operationally preparing for a strong second half, having received such indications from lead customers.”

Mr. Ellwanger added, “We have a most capable and impassioned worldwide employee base, who are excited with the opportunities in front of us, as we implement our 2012 mantra ‘the pursuit of excellence’.”

Mr. Amir Elstein, Chairman of the Board, in commenting on the corporate performance and the future, stated: “In only a few years, the Company has cemented a substantial lead as the specialty foundry market leader, with strategic tier one customers in high growth, high margin analog segments. The recently signed India MOU is a tremendous opportunity for TowerJazz to utilize its manufacturing knowhow and technical expertise to gain a low cost entrance into an emerging market at a 300mm wafer size level. Should this proposal not be accepted, we remain active in pursuing such models where we add benefit to our partners and customers through our expertise and execution and benefit to the shareholders through profitable upside growth.”

Fourth quarter 2011 summary
Fourth quarter 2011 revenue was $174.6 million, compared with $135.1 million in revenues for the fourth quarter of 2010, growth of 29%, and compared to $176.1 million in the prior quarter.

On a non-GAAP basis, as described and reconciled below, the fourth quarter 2011 gross profit and operating profit were $58 million and $40 million, respectively, compared with a gross profit and operating profit of $57 million and $39 million, as achieved in the prior quarter, respectively, maintaining 33% and 23% gross and operating margins, respectively.

Net profit on a non-GAAP basis was $34 million and on a GAAP basis net loss was $17 million, or $0.05 per share, compared with a GAAP net profit of $2 million, or $0.01 per share, as achieved in the third quarter of 2011.

EBITDA for the fourth quarter of 2011 was $40 million, positive for 6 consecutive years.

Full year summary
The Company’s cash balance as of December 31, 2011 was $101 million. During 2011, TowerJazz generated $108 million positive cash from operations with $30 million in the fourth quarter. During that year, the Company paid and redeemed debt, including convertible bonds series, straight bonds series and bank loans, in the total principal amount of approximately $140 million, as well as invested approximately $80 million (net of government grants) in Cap-Ex and fixed assets.

2011 revenues were a record $611 million, an increase of 20 percent over revenues of $509 million as reported for 2010 and more than double the $299 million revenues as reported for 2009.

On a non-GAAP basis, 2011 gross profit was $219 million, substantially higher than the $92 million in 2009 and compared with a gross profit of $225 million in 2010.

Non-GAAP operating profit was $154 million compared with an operating profit of $168 million in 2010 and $41 million in 2009.

Net profit, on a non-GAAP basis was $156 million, as compared to $138 million in 2010 and $17 million in 2009.

On a GAAP basis, net loss narrowed substantially to $19 million, or $0.06 per share, compared with a net loss of $42 million, or $0.18 per share in 2010, and $120 million, or $0.71 per share in 2009.

EBITDA for 2011 was $187 million compared with $168 million in 2010 and $43 million in 2009.

Recently, the company received $33 million government grants from the Israeli Investment Center, under its approval certificate for investments in cap-ex and fixed assets in Israel, and announced the receipt of an approval from the Japanese government to receive up to 33.3% grants over future investments in cap-ex and fixed assets to be done in its Nishiwaki fab in Japan.

Financial Guidance
TowerJazz forecasts first quarter 2012 revenue to range between $165 and $175 million, representing 40 percent year-over-year growth.

Conference Call and Web Cast Announcement
TowerJazz will host a conference call to discuss fourth quarter 2011 results today, February 16, 2012, at 10:00 a.m. Eastern Time (EST) / 5:00 p.m. Israel time.

To participate, please call:
1-888-668-9141 (U.S. toll-free number) or +972-3-918-0609 (international) and mention ID code: TOWERJAZZ

Callers in Israel are invited to call locally by dialing 03-918-0609. The conference call will also be web cast live at www.earnings.com and at www.towerjazz.com and will be available thereafter on both web sites for replay for a period 90 days, starting a few hours following the call.

As previously announced, beginning with the fourth quarter of 2007, the Company has been presenting its financial statements in accordance with U.S. GAAP.

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude (1) depreciation and amortization, (2) compensation expenses in respect of options granted to directors, officers and employees, (3) financing expenses, net other than interest accrued, such that non-GAAP financial expenses, net include only interest accrued during the reported period, and (4) income tax expense, such that non-GAAP income tax expense include only taxes paid during the reported period. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures.

As applied in this release, the term Earnings Before Interest Tax Depreciation and Amortization (EBITDA) consists of loss, according to U.S. GAAP, excluding interest and financing expenses (net), tax, depreciation and amortization and stock based compensation expenses. EBITDA is not a required GAAP financial measure and may not be comparable to a similarly titled measure employed by other companies.

EBITDA and the non-GAAP financial information presented herein should not be considered in isolation or as a substitute for operating income, net income or loss, cash flows provided by operating, investing and financing activities, per share data or other income or cash flow statement data prepared in accordance with GAAP and is not necessarily consistent with the non-GAAP data presented in previous filings.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor Ltd., and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal and RFCMOS, CMOS Image Sensor, Power Management (BCD), and Non-Volatile Memory (NVM) as well as CMOS and MEMS capabilities. TowerJazz also offers a world-class design enablement platform that complements its sophisticated technology and enables a quick and accurate design cycle. In addition, TowerJazz provides (TOPS) Technology Optimization Process Services to IDMs as well as fabless companies that need to expand capacity, or progress from an R&D line to a production line. To provide multi-fab sourcing, TowerJazz maintains two manufacturing facilities in Israel, one in the U.S., and one in Japan with additional capacity available in China through manufacturing partnerships. For more information, please visit www.towerjazz.com.

Forward Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements and you should not place any undue reliance on such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with: (i) maintaining existing customers and attracting additional customers, (ii) cancellation of orders, (iii) failure to receive orders currently expected, (iv) the cyclical nature of the semiconductor industry and the resulting periodic overcapacity, fluctuations in operating results and future average selling price erosion, (v) the large amount of debt and liabilities and having sufficient funds to satisfy our debt obligations and other liabilities on a timely basis, (vi) operating our facilities at high utilization rates which is critical in order to defray the high level of fixed costs associated with operating a foundry and reduce our losses, (vii) our ability to satisfy the covenants stipulated in our agreements with our lenders, banks and bond holders, (viii) our ability to capitalize on potential increases in demand for foundry services, (ix) meeting the conditions to receive Israeli government grants and tax benefits approved for Fab2, including the terms of the program approved in February 2011, (x) our ability to accurately forecast financial performance, which is affected by limited order backlog and lengthy sales cycles, (xi) the purchase of equipment to increase capacity, the completion of the equipment installation, technology transfer and raising the funds therefor, (xii) the concentration of our business in the semiconductor industry, (xiii) product returns, (xiv) our ability to maintain and develop our technology processes and services to keep pace with new technology, evolving standards, changing customer and end-user requirements, new product introductions and short product life cycles, (xv) competing effectively, (xvi) achieving acceptable device yields, product performance and delivery times, (xii) possible production or yield problems in our wafer fabrication facilities, (xviii) our ability to manufacture products on a timely basis, (xix) our dependence on intellectual property rights of others, our ability to operate our business without infringing others’ intellectual property rights and our ability to enforce our intellectual property against infringement, (xx) our ability to fulfill our obligations and meet performance milestones under our agreements, including successful execution of our agreement with an Asian entity signed in 2009, (xxi) retention of key employees and retention and recruitment of skilled qualified personnel, (xxii) exposure to inflation, currency exchange and interest rate fluctuations and risks associated with doing business internationally and in Israel, (xxiii) fluctuations in the market price of our traded securities may adversely affect our reported GAAP non-cash financing expenses, (xxiv) successfully achieving the anticipated benefits from the acquisition of TowerJazz Japan in Nishiwaki, Japan, including its successful integration into TowerJazz, and (xxv) business interruption due to fire, the security situation in Israel and other events beyond our control.

A more complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect our business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4, S-8 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Future results may differ materially from those previously reported. The Company does not intend to update, and expressly disclaims any obligation to update, the information contained in this release.

Contacts

TowerJazz Investor Relations Noit Levi, +972 4 604 7066 noitle@towersemi.com	CCG Investor Relations Ehud Helft / Kenny Green, (646) 201 9246 towersemi@ccgisrael.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
 CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

	December 31,	December 31,	December 31,
	2011	2010	2009

A S S E T S

CURRENT ASSETS
Cash, short-term deposits and designated deposits	$101,149	$198,382	$81,795
Trade accounts receivable	75,350	67,415	40,604
Other receivables	5,000	5,344	2,520
Inventories	69,024	42,512	32,250
Other current assets	15,567	8,422	10,304
Total current assets	266,090	322,075	167,473

LONG-TERM INVESTMENTS	12,644	31,051	29,361

PROPERTY AND EQUIPMENT, NET	498,683	375,325	371,400

INTANGIBLE ASSETS, NET	58,737	54,247	67,601

GOODWILL	7,000	7,000	7,000

OTHER ASSETS, NET	14,067	12,030	8,002

TOTAL ASSETS	$857,221	$801,728	$650,837

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Short term debt	$48,255	$122,179	$7,000
Trade accounts payable	111,620	48,656	42,012
Deferred revenue	5,731	40,273	24,696
Other current liabilities	64,654	38,914	23,652
Total current liabilities	230,260	250,022	97,360

LONG-TERM DEBT	301,610	359,480	428,813

LONG-TERM CUSTOMERS' ADVANCES	7,941	9,257	8,262

EMPLOYEE RELATED LIABILITES	97,927	27,891	26,771

DEFERRED TAX LIABILITY	20,428	9,876	11,195

OTHER LONG-TERM LIABILITIES	24,352	27,420	22,422

Total liabilities	682,518	683,946	594,823

SHAREHOLDERS' EQUITY	174,703	117,782	56,014

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$857,221	$801,728	$650,837

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except per share data)

	Year ended			Three months ended
	December 31,			December 31,	September 30,
	2011	2010	2009	2011	2011
	GAAP	GAAP	GAAP	GAAP	GAAP
				Unaudited

REVENUES	$611,023	$509,262	$298,812	$174,584	$176,112

COST OF REVENUES	526,198	402,077	325,310	157,010	159,780

GROSS PROFIT (LOSS)	84,825	107,185	(26,498)	17,574	16,332

OPERATING COSTS AND EXPENSES

Research and development	24,886	23,876	23,375	7,279	6,526
Marketing, general and administrative	48,239	39,986	31,943	13,297	14,425
Acquisition related costs	1,493	--	--	--	--

	74,618	63,862	55,318	20,576	20,951

OPERATING PROFIT (LOSS)	10,207	43,323	(81,816)	(3,002)	(4,619)

FINANCING INCOME (EXPENSE), NET	(40,302)	(72,925)	-45,710	(11,962)	1,374

GAIN FROM ACQUISITON	19,467	--	--	--	--

OTHER INCOME (EXPENSE), NET	13,460	65	2,045	(157)	14,020

PROFIT (LOSS) BEFORE INCOME TAX	2,832	(29,537)	(125,481)	(15,121)	10,775

INCOME TAX BENEFIT (EXPENSE)	(21,362)	(12,830)	5,022	(1,580)	(8,936)

PROFIT (LOSS) FOR THE PERIOD	$(18,530)	$(42,367)	$(120,459)	$(16,701)	$1,839

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$(0.06)	$(0.18)	$(0.71)	$(0.05)	$0.01

Weighted average number of ordinary
shares outstanding - in thousands	302,065	235,320	170,460	318,255	317,106

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands, except per share data)

	Year ended December 31,			Year ended December 31,						Year ended December 31,
	2011	2010	2009	2011		2010		2009		2011	2010	2009
	non-GAAP			Adjustments (see a, b, c, d, e below)						GAAP

REVENUES	$611,023	$509,262	$298,812	$--		$--		$--		$611,023	$509,262	$298,812

COST OF REVENUES	392,132	284,758	206,459	134,066	(a)	117,319	(a)	118,851	(a)	526,198	402,077	325,310

GROSS PROFIT (LOSS)	218,891	224,504	92,353	(134,066)		(117,319)		(118,851)		84,825	107,185	(26,498)

OPERATING COSTS AND EXPENSES

Research and development	22,862	22,594	22,185	2,024	(b)	1,282	(b)	1,190	(b)	24,886	23,876	23,375
Marketing, general and administrative	40,698	33,597	28,957	7,541	(c)	6,389	(c)	2,986	(c)	48,239	39,986	31,943
Acquisition related costs	1,493	--	--	--		--		--		1,493	--	--

	65,053	56,191	51,142	9,565		7,671		4,176		74,618	63,862	55,318

OPERATING PROFIT (LOSS)	153,838	168,313	41,211	(143,631)		(124,990)		(123,027)		10,207	43,323	(81,816)

FINANCING EXPENSE, NET	(27,797)	(26,406)	(24,205)	(12,505)	(d)	(46,519)	(d)	(21,505)	(d)	(40,302)	(72,925)	(45,710)

GAIN FROM ACQUISITON	19,467	--	--	--		--		--		19,467	--	--

OTHER INCOME, NET	13,460	65	2,045	--		--		--		13,460	65	2,045

PROFIT (LOSS) BEFORE INCOME TAX	158,968	141,972	19,051	(156,136)		(171,509)		(144,532)		2,832	(29,537)	(125,481)

INCOME TAX BENEFIT (EXPENSE)	(2,907)	(3,757)	(2,010)	(18,455)	(e)	(9,073)	(e)	7,032	(e)	(21,362)	(12,830)	5,022

NET PROFIT (LOSS) FOR THE PERIOD	$156,061	$138,215	$17,041	$(174,591)		$(180,582)		$(137,500)		$(18,530)	$(42,367)	$(120,459)

BASIC EARNINGS (LOSS) PER ORDINARY SHARE	$0.52	$0.59	$0.10							$(0.06)	$(0.18)	$(0.71)

(a)
Includes depreciation and amortization expenses in the amounts of $132,946, $116,588 and $118,306 and stock based compensation expenses in the amounts of $1,120, $731 and $545 for the year ended December 31, 2011, 2010 and 2009, respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $1,174, $590 and $602 and stock based compensation expenses in the amounts of $850, $692 and $588 for the year ended December 31, 2011, 2010 and 2009, respectively.

(c)
Includes depreciation and amortization expenses in the amounts of $1,404, $1,399 and $1,276 and stock based compensation expenses in the amounts of $6,137, $4,990 and $1,710 for the year ended December 31, 2011, 2010 and 2009, respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis.

(e)	Non-gaap income tax expenses include taxes paid during the period.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARIES
RECONCILIATION OF REPORTED GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(dollars in thousands)

	Three months ended		Three months ended				Three months ended
	December 31,	September 30,	December 31,		September 30,		December 31,	September 30,
	2011	2011	2011		2011		2011	2011
	non-GAAP		Adjustments (see a, b, c, d, e below)				GAAP

REVENUES	$174,584	$176,112	$--		$--		$174,584	$176,112

COST OF REVENUES	116,842	118,658	40,168	(a)	41,122	(a)	157,010	159,780

GROSS PROFIT	57,742	57,454	(40,168)		(41,122)		17,574	16,332

OPERATING COSTS AND EXPENSES

Research and development	6,551	6,059	728	(b)	467	(b)	7,279	6,526
Marketing, general and administrative	11,526	12,363	1,771	(c)	2,062	(c)	13,297	14,425

	18,077	18,422	2,499		2,529		20,576	20,951

OPERATING PROFIT (LOSS)	39,665	39,032	(42,667)		(43,651)		(3,002)	(4,619)

FINANCING INCOME (EXPENSE), NET	(6,110)	(7,299)	(5,852)	(d)	8,673	(d)	(11,962)	1,374

OTHER INCOME (EXPENSE), NET	(157)	14,020	--		--		(157)	14,020

PROFIT (LOSS) BEFORE INCOME TAX	33,398	45,753	(48,519)		(34,978)		(15,121)	10,775

INCOME TAX BENEFIT (EXPENSE)	509	--	(2,089)	(e)	(8,936)	(e)	(1,580)	(8,936)

NET PROFIT (LOSS) FOR THE PERIOD	$33,907	$45,753	$(50,608)		$(43,914)		$(16,701)	$1,839

(a)
Includes depreciation and amortization expenses in the amounts of $39,917 and $40,819 and stock based compensation expenses in the amounts of $251 and $303 for the three months ended December 31 2011, and September 30, 2011 respectively.

(b)
Includes depreciation and amortization expenses in the amounts of $526 and $289 and stock based compensation expenses in the amounts of $202 and $178 for the three months ended December 31 2011 and September 30, 2011  respectively. ,

(c)
Includes depreciation and amortization expenses in the amounts of $332 and $369 and stock based compensation expenses in the amounts of $1,439 and $1,693 for the three months ended December 31, 2011 and September 30, 2011 respectively.

(d)	Non-gaap financing expense, net includes only interest on an accrual basis.

(e)	Non-gaap income tax expenses include taxes paid during the period.